06002319

SECU[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66943

RECEIVED FEB 27 2006 209 SEC MAIL PROCESSING SECTION WASH, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QuantTrade

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 660
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dallas R. Parker, Jr., (949) 706-0226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, California 91316
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/17/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dallar R. Parker, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QuantTrade, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MORGAN ASTEN
COMM. # 1552871
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 14, 2009

Dallas R. Parker Jr.
Signature

CEO
Title

Notary Public for orange county, california

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Directors
QuantTrade
Newport Beach, California

I have audited the accompanying statement of financial condition of QuantTrade as of December 31, 2005 and the related statements of operations, changes in stockholders' equity, and cash flows for the fourteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QuantTrade as of December 31, 2005 and the results of its operations and cash flows for the fourteen months then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 21, 2006

QUANTTRADE

Statement of Financial Condition
December 31, 2005

ASSETS

Cash (Note 2)	$ 34,634
Accounts receivable	801,321
Total assets	$ 835,955

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:	
Accounts payable	$ 715,821
Income taxes payable	23,756
Total liabilities	739,577
Stockholders' equity:	
Additional paid-in-capital	31,000
Retained earinigs	65,378
Total stockholders' equity	96,378
Total liabilities and stockholders' equity	$ 835,955

The accompanying notes are an integral part of these financial statements

QUANTTRADE

Statement of Income
For the fourteen months ended December 31, 2005

REVENUES:	
Commissions	$ 2,606,974
Total revenues	2,606,974
EXPENSES:	
Support services	2,312,740
Occupancy	7,000
Professional fees	192,000
Other expenses	6,100
Total expenses	2,517,840
NET INCOME BEFORE PROVISION FOR INCOME TAXES	89,134
PROVISION FOR INCOME TAXES (Note 4)	
Income tax expense	(23,756)
NET INCOME	$ 65,378

The accompanying notes are an integral part of these financial statements

QUANTTRADE

Statement of Stockholders' Equity
For the fourteen months ended December 31, 2005

	Additional Paid in Capital	Net Income	Total Stockholders' Equity
Beginning balance November 1, 2004	-	-	-
Capital contributions	31,000		31,000
Net income		65,378	65,378
Ending balance December 31, 2005	$31,000	$65,378	$96,378

The accompanying notes are an integral part of these financial statements

QUANTTRADE

Statement of Cash Flows
For the fourteen months ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 65,378
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in:	(801,321)
Accounts receivable	
Increase (decrease) in:	
Accounts payable	715,821
Income taxes payable	23,756
Total adjustments	(61,744)
Net cash provided by operating activities	3,634
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	31,000
	31,000
Net cash provided by financing activities	
Increase in cash	34,634
Cash at beginning of year	-
Cash at end of year	$ 34,634
Cash paid during the year for:	
Interest	$0
Income taxes	$0

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2005

Note 1: OWNERSHIP STRUCTURE

QuantTrade (the "Company") was incorporated in November 2004 under the laws of the State of California. The Company is a registered broker-dealer in securities under the provisions of the Securities Exchanged Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company conducts business as an introducing broker.

The Company is a wholly-owned by one individual, Mr. Dallas R. Parker.

The Company has an agreement with Goldman Sachs (the "Clearing Broker"), to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exceptive provisions of the Securities and Exchange Commission (the SEC) Rule 15c3-3 (k) (2) (ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Risk Concentrations

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California, and from one client account.

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker and dealer industry.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of reported assets and liabilities as well as contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although management believes these estimates and assumptions to be reasonably accurate, actual results may differ.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities held by the Company are carried at market value.

Income Taxes

The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Derivatives and Hedging Activities

The Company did not utilize any derivative instruments or engage in any hedging activities during the year ended December 31, 2005.

Note 3: RELATED PARTY TRANSACTIONS

The Company engages the services of an outside information technology firm of which Mr. Parker is a control person. This firm provides for fundamental and technical mathematical analysis of stock uses by the broker dealer clients. Payment for such services are on a time and material basis and comprise the major expense for the broker dealer.

Note 4: INCOME TAXES

The component of the income tax expense for the fourteen months ended December 31, 2005 is as follows:

State income taxes	$	(7,879)
Federal income taxes		(15,877)
Income tax expense at December 31, 2005	$	(23,756)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2005 deferred tax assets and liabilities were not significant.

Note 5: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $96,378 which is $91,378 in excess of the minimum required and its ratio of aggregate indebtedness ($739,577) to net capital was 7.67 which is less than the 8 to 1 maximum ratio of a broker dealer for a Broker Dealer in its first year of operations.

Note 6: FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if market value of the security is different from the contract amount of the transaction.

The Company, pursuant to its clearing agreement with the Clearing Broker, will assume customer obligations should a customer of the Company default. The Company and the Clearing Broker control credit risks associated with customers' transactions through various credit control procedures including maintenance of margin collateral.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company accounts.

QUANTTRADE

Statement of Net Capital
Schedule I
For the fourteen months ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Stockholders' equity, December 31, 2005	$ 120,134	$ 96,378	$ 23,756
Tentative net capital	120,134	96,378	23,756
Haircuts:	-	-	-
NET CAPITAL	120,134	96,378	23,756
Minimum net capital	5,000	5,000	-
Excess net capital	$115,134	$91,378	$23,756
Aggregate indebtedness	715,821	739,577	23,756
Ratio of aggregate indebtedness to net capital	5.96%	7.67%	

There was observed differences between the net capital computation above and the firm's FOCUS report for the quarter ended 12/31/2005 as scheduled above resulting from audit adjusting journal entries due to accrual of income tax expense.

QUANTTRADE

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

**INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5**

Board of Directors
QuantTrade
Newport Beach, California

In planning and performing my audit of the financial statements of QuantTrade for the fourteen months ended December 31, 2005, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by QuantTrade including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 21, 2006